CELEBRATION and GRATITUDE

See 4 more m Investment Update

Madeleine MacRae
To: Rebecca Bratz <hello@righthanddesignstudio.us>; Marcela Ortiz <mortizproductions@gmail.com>; Kate Bonnycastle <kate@katebcastle.ca>; Jordan Godbey <jordan@zoomspring.com>; Kristy Bianchi <kristy@blackdiamondcreative.us>; Dani Hughes <dani@divineassetmgt.com>; Emily Moore <emily@lingows.com>; Thomas MacDonald <tom@catalystccg.com>; james@catalystmomentum.com; Ashley Lim <Ashleymarielim@gmail.com>

Sun 6/12/2022 3:59 PM

Hey Everyone!!!

As you know, I've just launched a funding campaign for Homepro Toolbox through Wefunder (if you haven't seen it yet, you can check it out here).

We are going to put some rocket fuel into this amazing business that each one of you have helped me to dream up, to build, to launch, to refine, to grow. You have played an important part in getting me to this place and I couldn't think of a better way to celebrate a huge milestone than to share it with you.

Drum roll, please!!!!!

My friends, Homepro Toolbox officially has its very first investor!!!!

I am so overwhelmed with gratitude and joy and I wanted to include each of you in the celebration.

Thank you for all that you contribute to me and to this business!

With much joy and overwhelming gratitude,

Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.